ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

April 4, 2014	Nathan D. Briggs T +1 202 626 3909 F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Flexible Income Fund and DoubleLine Low Duration Emerging Markets Fixed Income Fund (each, a “Fund” and, together, the “Funds”), File Nos. 333-164298 and 811-22378

Dear Mr. Bartz:

This amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), in response to the comments received from you on March 10, 2014, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 23 to its registration statement. PEA No. 23 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on January 22, 2014 and is designated to become effective on April 7, 2014. The purpose of PEA No. 23 was to register Class I and Class N shares of the Funds, each a new series of the Trust. The Trust is filing this PEA No. 24 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

In connection with this filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*    *    *    *    *    *

- 2 -	April 4, 2014

The Trust’s responses to your comments are as follows:

Comments Applicable to DoubleLine Flexible Income Fund Only

Prospectus Summary – Investment Objective (page 3)

1.

Comment: The Fund’s investment objective is to seek long-term total return while striving to generate current income. For greater consistency with the Fund’s name, please change the objective to emphasize income rather than total return. For example, consider revising the objective so that income is the Fund’s primary investment objective and long-term total return is a secondary objective.

Response: The Trust believes that the Fund’s investment objective as currently stated is appropriate, reflecting the Fund’s goal to seek total return with an emphasis on income generation.

Prospectus Summary – Principal Investment Strategies and Risks (pages 4-11)

2.

Comment: The Fund’s principal investment strategies state that the Adviser seeks to manage the Fund’s duration. Please specify what the range of the Fund’s duration is expected to be or, if no such range exists, state that fact in the disclosure.

Response: The requested change has been made. The following disclosure has been added (as marked):

The Adviser seeks to manage the Fund’s duration based on the Adviser’s view of, among other things, future interest rates and market conditions. There are no limits on the duration of the Fund’s portfolio. The Adviser retains broad discretion to modify the Fund’s duration within a wide range, including the discretion to construct a portfolio of investments for the Fund with a negative duration.

3.

Comment: In the section “Principal Risks—Debt Securities Risks—Interest Rate Risk” or another appropriate location in the prospectus, please provide a duration example describing the likely effect on the value of the Fund’s debt obligations resulting from an increase in interest rates by 1% if the Fund has a weighted average effective duration of ten years (assuming the Fund has no policy specifying a duration range).

Response: The Trust respectfully submits that the following language from the section “Principal Risks—Debt Securities Risks—Interest Rate Risk” in the statutory section of the Fund’s prospectus addresses the Staff’s comment:

Duration is a measure of the expected life of a bond that is used to determine the sensitivity of a security’s price to changes in interest rates. For example, the price of a bond fund with an average duration of three years generally would be expected to fall approximately 3% if interest rates rose by one percentage point.

- 3 -	April 4, 2014

In addition, the Trust notes that a similar example is included in the Fund’s principal investment strategies under “Additional Information About Principal Investment Strategies and Principal Risks” and that additional disclosure on duration is included in the Fund’s Statement of Additional Information (“SAI”). Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

4.

Comment: The Staff notes that the Fund may engage in short sales. Please confirm that any expenses paid by the Fund with respect to its short sale transactions will be reflected in the “Annual Fund Operating Expenses” table.

Response: The Trust confirms that the Fund’s expense table will reflect estimates of any such expenses to the extent required by Form N-1A.

Additional Information About Principal Investment Strategies and Principal Risks (page 13)

5.	Comment: The investment objective stated on page 13 does not match the investment objective on page 3. Please conform such investment objectives so they are the same.

Response: The requested change has been made.

Comments Applicable to DoubleLine Low Duration Emerging Markets Fixed Income Fund Only

Prospectus Summary – Principal Investment Strategies and Risks (pages 4-9)

6.

Comment: The first paragraph of the Fund’s principal investment strategies states that “Private emerging market issuers include private (non-governmental) issuers domiciled or located in emerging market countries, issuers the Adviser has determined derive a substantial portion of their revenues or profits from goods produced or sold, investments made, or services performed in one or more emerging market countries, or issuers that the Adviser has determined have a substantial portion of their assets in one or more emerging market countries.” Please explain supplementally how being domiciled or located in an emerging market country ties an issuer to the fortunes and risks of that country.

Response: An issuer domiciled or located in an emerging market country may be tied to the fortunes and risks of that country because, for example, the issuer may be substantially affected (either negatively or positively) by the country’s legal, political, social, financial and/or economic environment, which may have an effect on the issuer’s property and/or business concerns.

7.

Comment: With reference to the disclosure noted in Comment 6 above stating that private emerging market issuers include “issuers the Adviser has determined derive a substantial portion of their revenues or profits from goods produced or sold, investments made, or services performed in one or more emerging market countries, or issuers that the Adviser has determined have a substantial portion of their assets in one or more emerging market countries,” please define “substantial” as meaning at least 50%, as indicated in Footnote 24 of the adopting release to Rule 35d-1 under the 1940 Act (the “35d-1 Adopting Release”)[1].

[1]	Investment Company Names, Release No. IC-24828, January 17, 2001

(https://www.sec.gov/rules/final/ic-24828.htm#P93_24567).

- 4 -	April 4, 2014

Response: The Trust respectfully submits that Footnote 24 in the Rule 35d-1 Adopting Release does not specially address the word “substantial” and that the existing disclosure does not convey a “specified proportion” of revenues or profits from goods produced or sold, investments made, etc. Nevertheless, the Trust has replaced the following disclosure:

Private emerging market issuers include private (non-governmental) issuers domiciled or located in emerging market countries, issuers the Adviser has determined derive a substantial portion of their revenues or profits from goods produced or sold, investments made, or services performed in one or more emerging market countries, or issuers that the Adviser has determined have a substantial portion of their assets in one or more emerging market countries.

with:

Private emerging market issuers include private (non-governmental) issuers domiciled or located in emerging market countries, issuers with their principal place of business or corporate headquarters located in an emerging market country, or issuers the Adviser has determined are emerging market issuers based on a consideration of a number of qualitative factors, including the relative importance of emerging markets to the issuer’s business, including the issuer’s profits, revenues, assets and/or future potential growth.

8.

Comment: Please explain supplementally whether floating- and variable-rate debt obligations are included in the Fund’s policy to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in fixed-income instruments (the “80% policy”), and, if so, why such instruments are considered to be “fixed-income.”

Response: The Trust respectfully refers the Staff to the following disclosure in the Fund’s prospectus summary (emphasis added and modified as indicated):

Fixed income obligations include bonds, debt securities and fixed income and income-producing instruments of any kind issued or guaranteed by governmental or private-sector entities and other securities or instruments bearing fixed, floating, or variable interest rates of any maturity. Most fixed income obligations consist of a security or instrument having one or more of the following characteristics: an income-producing ~~security~~ obligation, ~~a security~~ an obligation issued at a discount to its face value, ~~a security~~ an obligation that pays interest or ~~a security~~ an obligation with a stated principal amount that requires repayment of some or all of that principal amount to the holder of the ~~security~~ obligation.

- 5 -	April 4, 2014

The Adviser interprets the term fixed income obligation broadly as an instrument or security evidencing what is commonly referred to as an IOU rather than evidencing the ownership of corporate equity unless that equity represents an indirect or derivative interest in one or more debt securities.

Further, the following disclosure is included in the Fund’s SAI:

Generally, the Adviser uses the terms debt security, debt obligation, bond, and fixed-income instrument interchangeably, and regards them to mean a security or instrument having one or more of the following characteristics: a fixed-income security, a security issued at a discount to its face value, a security that pays interest or a security with a stated principal amount that requires repayment of some or all of that principal amount to the holder of the security. The terms debt security, bond, and fixed-income instrument are interpreted broadly by the Adviser as an instrument or security evidencing what is commonly referred to as an IOU rather than evidencing the corporate ownership of equity unless that equity represents an indirect or derivative interest in one or more debt securities. For this purpose, the terms also include instruments that are intended to provide one or more of the characteristics of a direct investment in one or more debt securities. As new fixed-income instruments are developed, the Adviser may invest in those opportunities for the Funds as well.

The Trust believes that the term “fixed-income instrument” is commonly understood to be synonymous with “debt,” “bonds,” and other income-producing instruments and therefore is consistent with the “plain English” requirements of Rule 421 under the Securities Act. Furthermore, the Trust believes the term is commonly understood by investors, as evidenced by its frequent usage by other registrants to indicate debt and income-producing instruments of any kind, including instruments with variable and floating rates of interest.

9.

Comment: Please replace “intends to” in the Fund’s 80% policy to “will,” as indicated in the following: “Under normal circumstances, the Fund ~~intends to~~ will invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in fixed income instruments.”

Response: The Trust has made the following change to its disclosure, which is consistent with Rule 35d-1 under the 1940 Act:

“Under normal circumstances, the Fund ~~intends to~~ invests at least 80% of its net assets (plus the amount of borrowings for investment purposes) in fixed income instruments.”

10.

Comment: Please explain supplementally how the Fund’s investments in hybrid securities will be valued for purposes of the Fund’s 80% policy. In addition, please confirm that the Fund will only use the market value of the emerging markets portion of any hybrid security in which it invests for purposes of satisfying the 80% policy.

Response: The Fund’s investments in hybrid securities, if any, including such securities intended to provide exposure to emerging markets, will be valued based on their market value or, where appropriate, fair value, in accordance with the Fund’s valuation procedures. To the extent a hybrid security is considered by the Adviser to provide exposure to emerging markets, its value may be included in the calculation for purposes of determining compliance with the 80% policy.

- 6 -	April 4, 2014

11.	Comment: Please explain supplementally how the Fund will value derivatives for purposes of its 80% policy.

Response: The Fund intends to value derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1. Although the Fund does not presently intend to use the notional values of derivatives for purposes of its 80% policy, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative creates an exposure equivalent to a cash investment in an underlying issuer equal to the derivative’s notional amount, the Fund may use that amount for purposes of the 80% test.

Comments Applicable to Both Funds

Prospectus Summary – Investment Objective

12.	Comment: Please provide a definition of “total return” somewhere in the prospectus.

Response: The Trust respectfully submits that the term “total return” is commonly understood to encompass all elements of return, including interest, dividends, and capital appreciation and therefore is consistent with the “plain English” requirements of Rule 421 under the Securities Act. Furthermore, the Trust believes the term is commonly understood by investors, as evidenced by its frequent usage by other registrants, including as part of other registered investment companies’ investment objectives.

Prospectus Summary – Fees and Expenses of the Fund

13.

Comment: In the “Shareholder Fees” table under “Fees and Expenses of the Fund,” consider removing the explanatory parentheticals from the line items that do not have applicable fees. Alternatively, consider removing such line items from the table entirely if no such fees are charged.

Response: The Trust respectfully declines to make any changes in response to this Comment in order to maintain consistency with the formatting of certain other DoubleLine funds’ prospectuses.

14.

Comment: In the “Annual Fund Operating Expenses” table under “Fees and Expenses of the Fund,” please consider removing the phrase “and/or Service” from the “Distribution and/or Service (12b-1) Fees” line item if, in fact, no service fees will be imposed on the Funds.

Response: The Trust respectfully declines to make any changes in response to this Comment in order to maintain consistency with the formatting of certain other DoubleLine funds’ prospectuses.

15.

Comment: Please confirm that the expense limitation to be applied to each Fund as discussed in Footnote 3 to the Fund’s “Annual Fund Operating Expenses” table will remain in effect for at least one year from the effective date of the Fund’s registration statement. In addition, please file the expense limitation agreement as an exhibit to the registration statement.

- 7 -	April 4, 2014

Response: The Trust confirms that each Fund’s expense limitation will remain in effect for a period of one year from the effective date of the Fund’s registration statement and will update the disclosure accordingly. The expense limitation agreement will be filed as an exhibit to the Trust’s registration statement as part of PEA No. 24.

Prospectus Summary – Principal Investment Strategies and Risks

16.

Comment: Each Fund’s description of its principal investment strategies includes a paragraph that provides a long list of instruments in which the Fund may invest. Please consider revising this paragraph so that it is presented in a more reader-friendly manner. For example, consider enumerating or using bullet points to present the list of instruments.

Response: The requested change has been made. The disclosure has been revised so that the list of instruments is enumerated or broken up into more distinct paragraphs.

17.

Comment: For each of the instruments listed in the disclosure referenced in Comment 16 above, please include a description of such instrument in the “Principal Investment Strategies” section under “Additional Information About Principal Investment Strategies and Principal Risks.”

Response: The requested change has been made. Descriptions of the security types have been added.

18.

Comment: The Staff notes that “Affiliated Fund Risk” is included as a principal risk of investing in each Fund; however, the Fund’s principal investment strategies do not indicate that investing in affiliated funds is part of the Fund’s investment strategies. Please add disclosure to each Fund’s principal investment strategies that the Fund may invest in affiliated funds.

Response: The following disclosure has been added to each Fund’s principal investment strategies:

The Fund may invest some of its assets in other investment companies, such as, for example, other open-end or closed-end investment companies, exchange-traded funds and domestic or foreign private investment vehicles, including investment companies sponsored or managed by the Adviser and its affiliates.

19.

Comment: To the extent a Fund invests in other investment companies, please provide a corresponding line item in the “Annual Fund Operating Expenses” table for “Acquired Fund Fees and Expenses” disclosing the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of these “Acquired Funds.”

Response: The Trust confirms that each Fund’s expense table will reflect any Acquired Fund Fees and Expenses, including a separate line item if required by Form N-1A.

- 8 -	April 4, 2014

20.	Comment: Please include disclosure in “Junk Bond Risk” in the prospectus summary section stating that investments in “junk bonds” are considered to be speculative.

Response: The Trust respectfully declines to make any changes in response to this Comment.

Additional Information About Principal Investment Strategies and Principal Risks

21.	Comment: Please explain supplementally whether the Funds will give advanced notice to shareholders of a change in the relevant Fund’s investment objective.

Response: The Trust does not have a policy requiring advanced notice of a change to a Fund’s investment objective, but the Trust would consider providing such notice where appropriate.

22.	Comment: Please consider adding the “Reliance on the Adviser” risk to the summary section of the prospectus or deleting the reference from the list of principal risks.

Response: The Trust has reviewed the relevant disclosure and respectfully declines to make any changes in response to this Comment.

How to Buy Shares—Purchase by Mail

23.

Comment: Each Fund’s current disclosure states that “if your order is accepted prior to 4:00 p.m. Eastern time, your shares will be purchased at the NAV calculated on that day.” Pursuant to Rule 22c-1 under the 1940 Act, each Fund must sell its securities based on the current net asset value of such security which is next computed after receipt of an order to purchase such security. Accordingly, please revise the disclosure to state that the Fund’s shares will be purchased at the NAV calculated on the same day if the investor’s order is received prior to 4:00 p.m. Eastern time on such day.

Response: Each Fund has revised the above-referenced disclosure as follows (as marked):

If your order is ~~accepted~~ received by a Fund in good order prior to 4:00 p.m. Eastern time, your shares will be purchased at the NAV calculated on that day. Please see “How to Buy Shares—General Information” for information on purchasing shares through a financial intermediary.

Statement of Additional Information

24.

Comment: Fundamental policy 4(i) in this section provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please revise policy 4(i) to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy.

- 9 -	April 4, 2014

Response: The Trust respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy no. 4(i)). The Trust recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Trust maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this Comment.

25.	Comment: Please revise fundamental policy number 4 to remove the last phrase which states that “derivatives counterparties are not considered to be part of any industry.”

Response: The Trust notes that this language is intended to address the fact that, when the Fund enters into a derivatives transaction with a dealer, it does so to gain exposure to the security, index, or commodity underlying the derivative, and not to the dealer itself. The value of a derivative typically changes very largely in response to changes in the value of the underlying security, index, or commodity and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, a derivatives transaction with a dealer counterparty, including a bank, should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this Comment.

26.

Comment: Please revise the disclosure relating to fundamental policy 4 stating the Funds take the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, to reflect the Staff’s position that such securities are in fact part of separate industries.

Response: The Trust is not aware of any published guidance from the SEC or its Staff that privately issued mortgage- and asset-backed securities are part of an industry. The Trust respectfully declines to revise the referenced language.

27.

Comment: In the discussion on page 14 regarding credit default swaps, please disclose that when a Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

- 10 -	April 4, 2014

Response: Each Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. Accordingly, no changes have been made in response to this Comment.

28.	Comment: The fourth full paragraph on page 22 provides that the Adviser may seek to avoid the receipt of material, non-public information (“Confidential Information”) about the issuers of floating rate loans or other investments being considered for acquisition by a Fund or held in a Fund’s portfolio if the receipt of the Confidential Information would restrict one or more of the Adviser’s clients, including, potentially, the Funds, from trading in securities they hold or in which they may invest. Please explain how this policy is consistent with the Adviser’s fiduciary duty to the Funds, and whether the Funds’ Board of Trustees has approved of this policy.

Response: The Adviser believes that its policies and procedures regarding the possible receipt of Confidential Information are consistent with its fiduciary duties to all clients, including the Funds, because the Adviser’s practices with respect to the receipt of Confidential Information are designed to treat all of the Adviser’s clients fairly over time and not disadvantage systematically one group of clients over another. The policies were disclosed to and approved by the Board of Trustees of the Funds in connection with the Funds’ organizational Board meeting.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.